Exhibit 99.5

August 3, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

SECOND QUARTER 2016 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) today reported financial results for the Company’s three and six months ended June 30, 2016. The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

"Great Panther’s mine operating earnings before non-cash items increased 96% over the second quarter of 2015 due to higher silver and gold prices, favourable foreign exchange rates, and continued strong operating performance. These factors were also reflected in significant increases in operating cash flow and adjusted EBITDA, and contributed to significant growth in our cash and net working capital balances”, stated Robert Archer, President and CEO. “The substantial increase in our cash flow and margins were also reflective of 74% and 43% reductions in our cash cost and all-in sustaining cost compared to the second quarter of 2015. These came in at an impressive US$1.72 and US$7.19, respectively, for the second quarter. As such, we are taking the step to reduce our cash-cost and all-in sustaining cost guidance for the year while maintaining our production guidance.”

During the second quarter of 2016, the Company generated $13.2 million in mine operating earnings before non-cash items, and $9.9 million in operating cash flows before changes in non-cash net working capital. This reflected increases of 96% and 176%, respectively, over the results from the second quarter of 2015. These strong operating results are attributable to a 74% reduction in cash cost per payable silver ounce (in US dollar terms) and to the benefit of higher metal prices and favorable foreign exchange rates on revenues. Notwithstanding the strong mine operating earnings, the Company reported a net loss of $1.7 million for the second quarter of 2016, mainly due to unrealized (non-cash) foreign exchange losses of $6.4 million on inter-company loans and advances by the Company to its Mexican subsidiaries and a $2.2 million (non-cash) impairment charge associated with the termination of the option agreement for the Coricancha project. Adjusted EBITDA increased by 134% to $9.8 million.

Cash and net working capital at June 30, 2016 increased 48% and 46% to $28.8 million and $49.4 million, respectively, compared to the balances at the start of the year. This was largely a function of the improvement in cash-flows from operating activities, and $6.6 million in proceeds from an At-the-Market share offering. Subsequent to the second quarter, on July 12, 2016, the Company closed an equity bought deal offering for gross proceeds of US$29.9 million that further improved the Company’s cash position and significantly improved net working capital positions. The Company continues to have no debt.

Highlights of the second quarter 2016 compared to second quarter 2015, unless otherwise noted:

•	Metal production decreased 5% to 1,037,728 Ag eq oz;
•	Silver production decreased 17% to 536,726 silver ounces;
•	Gold production increased 13% to 6,010 gold ounces;
•	Cash cost decreased 74% to US$1.72 per payable silver ounce;
•	AISC decreased 43% to US$7.19 per payable silver ounce;
•	Revenue increased 33% to $25.6 million;
•	Mine operating earnings before non-cash items increased to $13.2 million compared to $6.7 million;
•	Adjusted EBITDA improved to $9.8 million from $4.2 million;
•	Net loss totalled $1.7 million, compared to a net loss of $4.7 million;
•	Cash flow from operating activities, before changes in non-cash net working capital (“NCWC”), increased to $9.9 million, from $3.6 million;
•	Cash and cash equivalents increased to $28.8 million at June 30, 2016, from $17.9 million at December 31, 2015; and
•	Net working capital increased to $49.4 million at June 30, 2016 from $33.3 million at December 31, 2015.

OPERATING AND FINANCIAL RESULTS SUMMARY

(CAD 000s, unless otherwise noted)	Q2 2016	Q2 2015	Change	Six months ended June 30, 2016	Six months ended June 30, 2015	Change
OPERATING
Tonnes milled (excluding custom milling)	99,905	87,476	14%	188,588	186,728	1%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,037,728	1,088,355	-5%	2,047,556	2,076,241	-1%
Silver ounce production	536,726	648,810	-17%	1,076,198	1,245,921	-14%
Gold ounce production	6,010	5,322	13%	11,609	10,025	16%
Payable silver ounces	601,449	607,898	-1%	1,079,547	1,230,238	-12%
Ag eq oz sold	1,148,467	1,022,727	12%	1,994,779	2,030,734	-2%
Cost per tonne milled (USD)[2]	$86	$109	-21%	$90	$105	-14%
Cash cost (USD)[2]	$1.72	$6.63	-74%	$2.81	$7.68	-63%
AISC (USD)[2]	$7.19	$12.54	-43%	$8.10	$13.52	-40%
FINANCIAL
Revenue	$25,576	$19,183	33%	$44,030	$39,434	12%
Mine operating earnings before non-cash items[2]	$13,165	$6,713	96%	$20,911	$13,366	56%
Mine operating earnings	$11,526	$1,668	591%	$17,673	$2,193	706%
Net (loss) income	$(1,738)	$(4,722)	63%	$(6,199)	$(1,132)	-448%
Adjusted EBITDA[2]	$9,847	$4,205	134%	$13,580	$7,792	74%
Operating cash flows before changes in non-cash net working capital	$9,852	$3,567	176%	$13,852	$8,397	65%
Cash and cash equivalents at end of period	$28,835	$19,432	48%	$28,835	$19,432	48%
Net working capital at end of period	$49,421	$33,942	46%	$49,421	$33,942	46%
Average realized silver price (USD)[3]	$17.82	$15.47	15%	$17.10	$16.24	5%
PER SHARE AMOUNTS
Earnings (loss) per share - basic and diluted	$(0.01)	$(0.03)	67%	$(0.04)	$(0.01)	-300%

[1]	Silver equivalent ounces are referred to throughout this document. For 2016, Aq eq oz are calculated using a 70:1 Ag:Au ratio and ratios of 1:0.0504 and 1:0.0504 for the price / ounce of silver to lead and zinc price/pound, respectively and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2015 Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost, AISC, mine operating earnings before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Average realized silver price is prior to smelting and refining charges.

REVIEW OF FINANCIAL RESULTS

During the second quarter of 2016, revenue increased by $6.4 million or 33% relative to the second quarter of 2015. This was primarily attributable to the increase in precious metal prices, which had an estimated impact of $2.8 million, and to the 12% increase in metal sales volumes due to timing of shipments which had an estimated impact of $2.2 million. In addition, the stronger US dollar (“USD”) relative to the Canadian dollar (“CAD”) in the second quarter of 2016 had an estimated positive $1.5 million impact on the revenues reported in CAD. These positive factors were partly offset by the $0.2 million higher smelting and refining charges resulting from the higher sales volumes relative to the second quarter of 2015.

Mine operating earnings before non-cash items for the second quarter of 2016 were $13.2 million, an increase of $6.5 million compared to the second quarter of 2015. This was predominantly the result of higher precious metal prices as the realized silver price increased from US$15.47 to US$17.82. In addition, the Company benefitted from favourable foreign exchange rates. The stronger USD relative to the CAD during the second quarter of 2016 had the effect of increasing revenue in CAD terms. Conversely, the CAD strengthened 13% against the Mexican peso (“MXN”), which had the impact of reducing MXN production costs in CAD terms. These factors were augmented by the impact of the higher metal sales volumes, as the Company increased the volume of customer shipments.

Exploration, evaluation and development (“EE&D”) increased by $0.9 million for the second quarter of 2016 compared to the same period in 2015, primarily as a result of exploration and evaluation programs related to the Coricancha project, which commenced after the Company entered into an option agreement to acquire the mine and related processing facilities during the second quarter of 2015. In addition, the Company recorded $0.4 million in EE&D expenses associated with the Guanajuato Mine during the second quarter of 2016, whereas such costs were still being capitalized to mineral properties during the second quarter of 2015.

The impairment charge recognized in the second quarter of 2016 relates to the termination of the Coricancha option agreement during the quarter.

Finance and other expense increased significantly due to a $6.3 million net foreign exchange loss recognized in the second quarter of 2016, compared to a $3.8 million foreign exchange loss recorded during the same period in 2015. The net foreign exchange loss for the second quarter of 2016 includes a $6.4 million non-cash unrealized loss related to intercompany balances made up of a US$38.8 million loan from the Company to one of its Mexican subsidiaries, as well as $40.9 million of CAD and USD balances payable by the Company’s Mexican subsidiaries to the Company. In addition, a fair value loss of $0.4 million was recorded on the outstanding foreign currency forward contracts as at June 30, 2016, which was partly offset by realized foreign exchange gains of $0.3 million.

The net loss of $1.7 million for the second quarter of 2016 reflects the impact of predominantly unrealized foreign exchange loss and the non-cash impairment charge recorded during the period related to the termination of the option agreement associated with the Coricancha project. Net loss decreased compared to a net loss of $4.7 million for the same period in 2015. The decrease is primarily attributable to a $9.9 million increase in mine operating earnings. This factor was partly offset by a $2.4 million increase in net foreign exchange loss, a $0.9 million increase in EE&D expenditures, a $1.3 million increase in income tax expense and the $2.2 million impairment charge recorded against the Coricancha project.

Adjusted EBITDA of $9.8 million for the second quarter of 2016 increased compared to $4.2 million in the same period of 2015. The increase in adjusted EBITDA is primarily due to the $6.5 million increase in mine operating earnings before non-cash items. This was partly offset by a $0.9 million increase in EE&D expenses (net of changes in non-cash share based compensation and changes in estimate of reclamation provisions).

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was US$1.72 for the second quarter of 2016, a 74% decrease compared to the second quarter of 2015. The decrease in cash cost was predominantly the result of higher gold by-product credits per payable silver ounce as a result of an increase in gold production, and an increase in average realized gold prices. In addition, the strengthening of the USD compared to the MXN reduced cash operating costs in USD terms.

AISC for the second quarter of 2016 was US$7.19, a 43% decrease compared to the second quarter of 2015, primarily due to the reduction in cash cost described above. A reduction in mine development expenditures also contributed to the decrease in AISC, due to changes in the timing of capital expenditure and development plans. The Company expects an increase in sustaining capital expenditures and sustaining EE&D expenses in subsequent quarters, which is expected to increase AISC from the levels reported in the second quarter of 2016

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

OUTLOOK

The Company is reducing its cash cost and AISC guidance for the year ending December 31, 2016 as shown in the table below. The improvement in the outlook for cash cost and AISC reflects the fact that both cash cost and AISC for the first half of 2016 have been well below the Company’s original guidance for the year, and the Company’s outlook for these measures remains positive for the second half of the year. However, the Company does expect AISC for the second half of 2016 to increase meaningfully over the very low levels in the first half as capital and development expenditures will be more significant in the second half.

In addition, the Company is increasing its planned drilling activities and expenditures for the second half of the year given the improvement in precious metal prices seen in the first half of the year, and the resulting increase in mine operating earnings and cash-flow. This change is also highlighted in the table below.

Production and cash cost guidance	1H 2016 Actual	FY 2016 Revised Guidance	FY 2016 Original Guidance	FY 2015 Actual
Total silver equivalent ounces[1]	2,047,556	No change	4,000,000 - 4,200,000	4,159,121
Cash cost (USD)[2]	$ 2.81	$4.00 - 6.00	$ 5.00 - 7.00	$ 7.50
AISC (USD)[2]	$ 8.10	$12.00 - 14.00	$ 13.00 - 15.00	$ 13.76
Exploration drilling - operating mines (metres)	5,844	18,500	11,000	17,680

[1]	For 2016 guidance, Aq eq oz have been established using a 70:1 Au:Ag ratio, and a ratio of 1:0.0504 for the US dollar price of silver ounces to the US dollar price for both lead and zinc pounds. For 2015, Aq eq oz were calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, respectively.
[2]	Cash cost and AISC are non-IFRS measures. Refer to the Non-IFRS Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

The Company’s previously-announced guidance for capital expenditures and EE&D expenses for the year ending December 31, 2016 remains unchanged. Despite the increase in planned drilling metres for 2016, these expenditures are expected to be offset by lower than planned development costs.

Capex and EE&D expense guidance (in CAD millions)	1H 2016 Actual	FY 2016 Guidance	FY 2015 Actual
Capital expenditures - buildings, plant & equipment	$ 1.5	$3.5 - 5.0	$ 3.2
Capitalized development costs - operating mines	$ 0.2	$ 0.5	$ 3.2
EE&D - operating mines	$ 1.7	$7.0 - 8.0	$ 4.6
Exploration and evaluation expense - Coricancha	$ 1.7	$1.0 - 3.0	$ 2.7

The timing of the capital expenditures and EE&D is weighted to the second half of the year. In particular, there are significant planned capital expenditures associated with the expansion of the Topia tailings dam. At this time, the Company believes it can complete the design and construction by late 2016 or early 2017. However, the timeline is tight and may be affected by a number of risks and uncertainties. This presents the possibility that planned capital expenditures may not be incurred in 2016, which would further reduce AISC guidance for 2016.

The timing of the permitting and construction of the Topia tailings dam expansion and related reviews of the existing tailings facility also presents a risk that the Company may not meet its production guidance for 2016, however, the Company believes that this risk is manageable at this stage, as Topia is the smaller of the Company’s operations accounting for less than 25% of overall production and the Company believes it can manage the transition to the new tailings facility without an impact to its 2016 production guidance.

The statements presented above in this Outlook section represent “forward looking statements”. Investors should consider the risks and assumptions underlying this forward looking information, as summarized above and in the section entitled Cautionary Statement on Forward Looking Statements below, in considering these forward looking statements.

WEBCAST AND CONFERENCE CALL TO DISCUSS SECOND QUARTER 2016 FINANCIAL RESULTS

Great Panther will hold a live webcast and conference call to discuss the financial results on August 4, 2016 at 11:00 AM Eastern Standard Time (8:00 AM Pacific Standard Time). Hosting the call will be Mr. Robert Archer, President and CEO, and Mr. Jim Zadra, CFO and Corporate Secretary.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or dialing in just prior to the start time.

Live webcast and registration: www.greatpanther.com

U.S. & Canada Toll-Free: 1 866 832 4290

International Toll: +1 919 825-3215

Passcode / Conference ID: 54783660

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to mine operating earnings before non-cash items, adjusted EBITDA, cash cost, and AISC, which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and six months ended June 30, 2016, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert A. Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato Mine Complex and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at June 30, 2016 and December 31, 2015 (Unaudited)

	June 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$28,835	$17,860
Trade and other receivables	17,850	12,576
Inventories	6,244	8,536
Other current assets	1,734	1,110
Derivative assets	358	—
	55,021	40,082
Non-current assets:
Mineral properties, plant and equipment	18,298	21,252
Exploration and evaluation assets	2,756	5,427
Intangible assets	3	111
Deferred tax asset	231	413
	$76,309	$67,285

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,600	$6,830

Non-current liabilities:
Reclamation and remediation provision	5,002	4,762
Deferred tax liability	3,846	3,998
	14,448	15,590

Shareholders’ equity:
Share capital	134,949	125,646
Reserves	18,199	11,137
Deficit	(91,287)	(85,088)
	61,861	51,695
	$76,309	$67,285

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Revenue	$25,576	$19,183	$44,030	$39,434
Cost of sales
Production costs	12,411	12,470	23,119	26,068
Amortization and depletion	1,537	5,010	3,087	11,010
Share-based compensation	102	35	151	163
	14,050	17,515	26,357	37,241

Mine operating earnings	11,526	1,668	17,673	2,193

General and administrative expenses
Administrative expenses	1,517	1,587	3,174	3,661
Amortization and depletion	67	61	136	125
Share-based compensation	225	115	432	214
	1,809	1,763	3,742	4,000

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	808	444	2,644	1,215
Mine development costs	1,101	509	1,689	653
Share-based compensation	29	88	56	145
	1,938	1,041	4,389	2,013

Impairment charge	2,191	—	2,191	—

Finance and other income (expense)
Interest income	32	87	61	226
Finance costs	(37)	(47)	(62)	(67)
Foreign exchange gain (loss)	(6,250)	(3,837)	(12,394)	2,129
Other income	21	32	44	58
	(6,234)	(3,765)	(12,351)	2,346

(Loss) income before income taxes	(646)	(4,901)	(5,000)	(1,474)

Income tax expense (recovery)	1,092	(179)	1,199	(342)
Net (loss) income for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	3,600	1,847	7,180	(207)
Change in fair value of available-for-sale financial assets (net of tax)	—	—	4	—
	3,600	1,847	7,184	(207)
Total comprehensive (loss) income for the period	1,862	(2,875)	985	(1,339)

Earnings (loss) per share
Basic and diluted	$(0.01)	$(0.03)	$(0.04)	$(0.01)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Cash flows from operating activities
Net income (loss) for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)
Items not involving cash:
Amortization and depletion	1,604	5,071	3,223	11,135
Impairment charge	2,191	—	2,191	—
Unrealized foreign exchange loss (gains)	6,477	3,406	12,902	(1,410)
Income tax expense (recovery)	1,092	(179)	1,199	(342)
Share-based compensation	356	238	639	522
Other non-cash items	116	(39)	132	(158)
Interest received	41	11	58	60
Income taxes paid	(287)	(219)	(293)	(278)
	9,852	3,567	13,852	8,397
Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	(5,760)	1,262	(7,112)	(1,765)
Decrease in inventories	1,405	936	1,010	1,030
Decrease (increase) in other current assets	(385)	82	(760)	(477)
Increase (decrease) in trade and other payables	150	(341)	(1,366)	164
Net cash from operating activities	5,262	5,506	5,624	7,349

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,155)	(2,160)	(1,730)	(3,485)
Acquisition of Cangold	—	(62)	—	(994)
Additions to exploration & evaluation assets	—	(2,157)	—	(2,157)
Net cash used in investing activities	(1,155)	(4,379)	(1,730)	(6,636)

Cash flows from financing activities:
Proceeds from At-the-Market offering, net of expenses	6,571	—	6,571	—
Proceeds from exercise of share options	1,304	—	1,971	9
Net cash from financing activities	7,875	—	8,542	9

Effect of foreign currency translation on cash and cash equivalents	(128)	(389)	(1,461)	742

Increase in cash and cash equivalents	11,854	738	10,975	1,464
Cash and cash equivalents, beginning of period	16,981	18,694	17,860	17,968
Cash and cash equivalents, end of period	$28,835	$19,432	$28,835	$19,432